UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 20, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

X

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: April 20, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

Tuesday April 20, 2004

(No.2004-04- 10 )

GRANT OF STOCK OPTIONS

Vancouver, British Columbia, Canada – Tuesday , April 20 , 2004 - Carmanah Technologies Corporation (the “Company”) wishes to announce that in the fall of 2003 it granted to directors, officers and employees 550,000 stock options at a price of $1.20 per share and 100,000 stock options at a price of $0.95 per share. Through administrative oversight, required disclosure of these options was not made.  As a result, the Company is requesting regulatory approval and disinterested shareholder approval for these option grants at the next shareholders’ meeting.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and industrial worksite markets.  The C ompany currently has more than 90 ,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Investor Relations Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com